NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

Second Quarter 2020

Market Recap

Soon after Congress passed its $2.6 trillion CARES Act in late March, the Fed followed suit and rolled out a nearly $3 trillion stimulus package of its own, consisting of lending facilities and asset purchase programs aimed "to support the smooth functioning" of credit markets. This convergence of fiscal and monetary support, which represents a staggering 25% of U.S. GDP—coupled with declining COVID-19 numbers at the start of the second quarter and rumors of potential vaccines—pumped life into "V-shaped" recovery expectations and swayed investors back into "risk on" assets.

In fixed income, emerging market bonds led the way, gaining over 14% in Q2, with High Yield up 7% while Treasuries were flat after a strong Q1. This chart shows the dichotomy of returns between Q1 and Q2 among risk-on (High Yield, S&P 500) and risk-off (Treasuries) assets.


THE COVID EFFECT: RETURNS Q1 vs. Q2 2020
PERCENTAGE %
25.9%
-11.6%
-20.0%
-0.8%
7.4%
20.5%
Q1 2020
Q2 2020
30-YR Treasury
High Yield
S&P 500

Yield Curve: The Fed has stated it will maintain low rates for the foreseeable future. In June, Fed Chairman Powell went further saying "we're not even thinking of raising rates." This pushed rates to historic lows in 2020. Rates have fallen roughly 140 basis points across the board since the start of the year, with a slight steepening at the longer end of the curve. At the close of Q2, yields on 10-Year Treasuries stood at 0.66%.

A key distinction of the Fed's policy from years past is that, for the first time ever, the central bank announced it would actively support the High Yield market by purchasing ETFs. This nod of approval boosted the High Yield technicals, as both supply and demand of High Yield exploded in Q2.

According to Morningstar, taxable-bond funds set records with $74 billion and $92 billion in inflows in May and June, respectively. The Q2 inflow was the largest quarterly inflow into taxable-bond funds since 1993. The red-hot High Yield sector saw weekly inflows in all but two weeks during Q2!

High Yield: On the supply side, new issuance surpassed previous records, with an all-time monthly record of $52 billion in June, according to Fitch. Over the first 6 months of 2020, High Yield issuance hit $206 billion, an increase of 48% compared to the same period in 2019. To put this in perspective, total issuance for all of 2019 was $240 billion.

Spreads: After flaring out to double digits in Q1, credit spreads drifted back to 6.2% by the end of Q2. The 20-Year average is 5.24%, leaving room for more compression. The uncertainty of COVID has produced a wide dispersion of spreads throughout High Yield. Oil and gas, retail, and entertainment have been hit hardest, with less-severe spread changes on utilities, manufacturing and information.

Downgrades and defaults remain a concern. According to Fitch, the trailing 12-month default rate was 5.1% as of June 30, and is expected to rise. Default volume totaled $41 billion in Q2, exceeding 2009's record of $39.5 billion. But this was concentrated, with telecom and energy making up 70%. There were $82 billion in distressed exchanges in Q2. At this pace, 2020 could challenge 2009, the worst year on record.

Fund Performance

The Trust's primary objective is income and as such has roughly 85% of its portfolio invested in High Yield. Within this space, the Trust uses a barbell strategy of long- and short-duration bonds. As the short-dated, low-volatility, yield-to-call bonds convert to cash, the Trust reinvests the proceeds. During the calendar year, the Trust has favored longer-dated securities when reinvesting, and as a result is now tilted on the longer end. The Trust has also maintained exposure to "special situations" post-bankruptcy bonds and stocks, comprising about 10% of the portfolio.

In Q2, the Trust was up 8.1%, vs. 9.6% from the ICE BAML U.S. High Yield Index. The Trust slightly underperformed the benchmark due mainly to its "out of index" bonds and post-reorg equities. On the positive side, the Trust saw a recovery in several energy and oil/gas related bonds and stocks, a source of weakness in Q1. Smaller- and mid-cap issuers also outpaced their larger-cap peers in Q2.



Q2 2020 FIXED INCOME RETURNS
TOTAL RETURNS
9.7%
14.3%
0.7%
2.7%
7.4%
Investment Grade
EM
Treasury
National Muni
High Yield

Contributors to the Trust's performance:

- CNX Resources 7.25% 3/14/27— Oil and gas exploration and production company operating in the Appalachian Basin
- Crestwood Equity Partners 9.25% Preferred MLP — Midstream oil/gas company operating in the Bakken Shale, Delaware Basin, Powder River Basin, Marcellus Shale, Barnett Shale & Fayetteville Shale
- Range Resources 4.875% 5/15/25 — One of the largest oil and gas production companies operating in the Marcellus Shale

Detractors to the Trust's performance:

- Advanced Lighting Technologies FRN — Global manufacturer of energy efficient lighting materials
- Tidewater 8% 8/1/22 — Operates Offshore Support Vessels for offshore energy and production activities

Additions to Trust: The Trust continues to rollover its portfolio and use the proceeds from called securities to purchase the following:

- Marriott International 2.3% 1/15/22

Subtractions: The following securities were removed from the portfolio:

- Fiat Chrysler 4.5% 4/15/20 – Maturity
- Unisys Corp. 10.75% 4/15/22 – Full Call
- Marriott International 2.3% 1/15/22 – Tender Offer

S&P Ratings Changes:

- Argentina GDP Warrants — Downgrade (4/7/20) from CCC-to CC
- Pyxus International 8.5% 4/15/21 — Downgrade (6/15/20) from CCC to D
- El Dorado Resorts 6% 4/1/25 — Downgrade (6/17/20) from B to B-
- Aircraft Finance Trust 1999-1A — Downgrade (6/17/20) from CCC- to CC-



HIGH YIELD BOND ISSUANCE: 2019 Q3 - 2020 Q2
BILLIONS
$140
$120
$100
$80
$60
$40
$20
$0
$68.0
$68.1
$68.5
$130.0
2019 Q3
2019 Q4
2020 Q1
2020 Q2

Outlook

GDP shrank 9.5% in Q2, or 32.9% on an annual basis, so the pandemic has cut deep into the U.S. economy. But some leading indicators point to signs the economy is coming back. The labor market has started to rebound, with unemployment improving to 10.2%. The biggest driver is consumer spending. According to the Commerce Department, consumer spending was up a record 8.5% in May and 5.6% in June. However a resurgence of COVID-19 cases and the expiration of employment stimulus should slow this pace going forward.

We believe the Fed's monetary policy sets up a fertile environment for High Yield. The low-rate environment helps in two ways — by lowering the interest burden of High Yield issuers and by enticing demand from income seeking investors. As mentioned, High Yield is still facing headwinds in the way of defaults and downgrades, but we feel this only strengthens the case for active management. Passively managed funds will be forced to alter their portfolios when "fallen angels" (bonds issued at investment grade) are added to the index, and defaulted bonds are withdrawn. These transactions are costly, especially when done in unison.

Given this backdrop, and the relative cheap positioning versus the expensive equity and Treasury markets, we believe that actively managed High Yield could be an attractive asset class in the years to come.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Read and Listen to Bruce's Recent Takes on...

The Fed: *northeastinvestors.com/too-hot-for-treasuries-too-cold-for-stocks-an-outlook-just-right-for-high-yield/*
The Economic Rebound: *northeastinvestors.com/northeast-investors-trust-podcast-june-18th-2020/*
High Yield: *northeastinvestors.com/high-yield-as-equity-alternative/*
The Markets: *northeastinvestors.com/bloomberg-baystate-business-radio/*

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.